SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

INTERCONTINENTAL HOTELS GROUP INVESTOR CONFERENCES

Ahead of the separation of Six Continents into InterContinental Hotels Group (“IHG” ) and Mitchells & Butlers on 15 April 2003, IHG will today hold an investor conference at the InterContinental London, Park Lane. Registration will take place from 9:00am, with the presentation commencing at 9:30am.

The presentation will also take place in New York on Monday, 31 March at the InterContinental The Barclay. Registration will start at 9:00am, with the presentation commencing at 9:30am.

A webcast of the presentation will be available at www.sixcontinents.com

The presenters in London and New York will be:

Richard North	Chief Executive
Peter Gowers	Executive Vice President, Global Brand Services
Stevan Porter	President, Americas
Richard Hartman	Managing Director, EMEA
A. Patrick Imbardelli	Managing Director, Asia Pacific
Richard Solomons	Finance Director

Copies of the presentation slides will be available on Six Continents website.

IHG’s results for the six months to 31 March 2003 will be announced on 22 May 2003.

IHG will release in late April the reporting calendar for the remainder of 2003, reflecting the change in its year end to 31 December, an update on trading in the first calendar quarter of 2003 and, in respect of the calendar year 2003 figures, further information on the cost reduction programme and details of the impact of the reopening of Le Grand Hotel InterContinental, Paris.

– ends–

This Trading Update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (‘Schroder Salomon Smith Barney’) is acting for Six Continents and no one else in connection with the proposed separation and return of capital and will not be responsible to any other person for providing advice inrelation to the proposed separation and return of capital.

This announcement for which the directors of Six Continents PLC are responsible has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:

Alastair Scott, Investor Relations	020 7355 6532
Jo Guano, Investor Relations	020 7409 8134

Notes to editors:

Six Continents is a leading global hospitality group with over 3,300 hotels across nearly 100 countries and territories and over 2,000 restaurants and bars in the UK and Germany.

–	Six Continents Hotels is a leading global hotel group whose brands include InterContinental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites. It owns, operates or franchises more than 3,300 hotels and over 515,000 guest rooms in nearly 100 countries and territories around the world

–	Six Continents Retail is the UK's leading managed pubs, bars and restaurant group with over 2,000 outlets including brands such as Vintage Inns, Harvester, Toby, Browns, All Bar One, It's A Scream, O'Neill's, Edwards, Ember Inns and Goose.

–	Britvic Soft Drinks is one of the leading UK producers and distributors of branded soft drinks with brands such as Tango, Robinsons, Britvic and the UK franchise for Pepsi

Please refer to www.sixcontinents.com for more information on the company, including pressreleases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	27th March 2003